UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the fiscal year ended March 31, 2008

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from ______ to ______

                    Commission file number:   0-27618

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbus McKinnon Corporation
Employee Stock Ownership Plan
Restatement Effective April 1, 1989

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLUMBUS McKINNON CORPORATION
140 John James Audubon Parkway
Amherst, NY 14228-1197

Financial Statements and Schedule Columbus McKinnon Corporation Employee Stock Ownership Plan Years Ended March 31, 2008 and 2007 With Report of Independent Auditors

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Financial Statements and Schedule

Years Ended March 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Columbus McKinnon Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Buffalo, New York
September 22, 2008

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	March 31, 2008			March 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
Investment in sponsor company
common stock, at fair value	$20,669,513	$5,472,493	$26,142,006	$15,555,719	$4,784,005	$20,339,724
Investment in money market fund,
at fair value	49,619	–	49,619	51,893	–	51,893
Receivables:
Employer contributions	–	56,496	56,496	–	91,151	91,151
Interest	138	–	138	228	–	228
Cash	398	–	398	448	–	448
Total assets	20,719,668	5,528,989	26,248,657	15,608,288	4,875,156	20,483,444

Liabilities
Interest payable	–	56,496	56,496	–	91,151	91,151
Loans payable	–	3,819,461	3,819,461	–	4,419,461	4,419,461
Total liabilities	–	3,875,957	3,875,957	–	4,510,612	4,510,612
Net assets available for plan benefits	$20,719,668	$1,653,032	$22,372,700	$15,608,288	$364,544	$15,972,832

See accompanying notes.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	March 31, 2008			March 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Additions
Interest	$2,459	$–	$2,459	$2,748	$–	$2,748
Employer contributions	–	908,082	908,082	–	984,112	984,112
Total additions	2,459	908,082	910,541	2,748	984,112	986,860

Deductions
Interest expense	–	308,082	308,082	–	384,112	384,112
Distributions to participants	1,125,713	–	1,125,713	1,241,466	–	1,241,466
Transfer to other qualified plan	395,132	–	395,132	180,889	–	180,889
Administrative expense	451	–	451	476	–	476
Total deductions	1,521,296	308,082	1,829,378	1,422,831	384,112	1,806,943

Net appreciation (depreciation)
in fair value of investments	5,483,306	1,835,399	7,318,705	(3,308,528)	(1,134,187)	(4,442,715)
Transfer for shares released
and allocated	1,146,911	(1,146,911)	–	809,488	(809,488)	–
Net increase (decrease)	5,111,380	1,288,488	6,399,868	(3,919,123)	(1,343,675)	(5,262,798)

Net assets available for benefits:
Beginning of year	15,608,288	364,544	15,972,832	19,527,411	1,708,219	21,235,630
End of year	$20,719,668	$1,653,032	$22,372,700	$15,608,288	$364,544	$15,972,832

See accompanying notes.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Notes to Financial Statements

March 31, 2008 and 2007

1. Description of the Plan

The Columbus McKinnon Corporation Employee Stock Ownership Plan (ESOP or the Plan), is a defined contribution employee stock ownership plan and a stock bonus plan within the meanings of the applicable sections of the Internal Revenue Code of 1986, as amended. It is also an eligible individual account plan as defined in the applicable section of the Employee Retirement Income Security Act of 1974 (ERISA). Refer to the Plan Document or the Summary Plan Description for a complete description of the ESOP’s provisions.

The Plan covers all domestic nonunion employees of Columbus McKinnon Corporation (the Company/CMCO), and its domestic subsidiaries.

In accordance with the Plan Document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversify the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company. For the years ended March 31, 2008 and 2007, $395,132 and $180,889, respectively, had been transferred to the Company’s Thrift 401(k) Plan.

A summary of the ESOP’s provisions is as follows:

Participation

Substantially all of the Company’s domestic nonunion employees are eligible to participate in the ESOP.

Eligibility

Eligible employees must have attained age 21 and completed one year of service (minimum of 1,000 hours) to be a participant.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each plan year (each 12-month period ending March 31) the Company contributes to the ESOP for each participant (a) who is actively employed as an employee on December 31 and who has earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminates employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service. Contributions shall be made in cash or in shares of stock as determined by the Company, and need not be made out of current or accumulated earnings and profits.

Vesting

A participant’s account balance shall become fully vested and nonforfeitable on the date the participant completes five years of vesting service (excluding any service rendered prior to the calendar year in which the participant attained age 18), or if sooner, on the date the participant attains normal retirement age while in the employ of the Company or any affiliated company.

Distributions

Upon a vested participant’s termination, the value of his or her account will be distributed if the value of the account is less than $1,000 or, at the participant’s option, either immediately or at any valuation date until retirement, as provided in the ESOP. A retiree may elect to defer distribution up to 70½ years of age. The account of a participant who is not a 5% owner and who has not separated from service but has attained the age of 70½ will commence distribution unless the participant elects to defer distribution until employment ceases. Valuation dates for distributions are September 30 or March 31.

During the year ended March 31, 2008, $1,125,713, which includes 48,625 shares, was distributed to vested participants in cash and stock certificates ($1,241,466, or 54,644 shares, distributed in the year ended March 31, 2007). This resulted in the sale of 47 shares held by the ESOP back to the Company for $1,087 during the year ended March 31, 2008 as a result of fractional shares (33 shares for $782 in the year ended March 31, 2007). As of March 31, 2008 and 2007, $668,517 and $796,927, respectively, is included in the ESOP assets for terminated participants who have requested distributions.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeiture of a nonvested interest shall occur in the fifth consecutive calendar year following a break in service. The forfeited accounts will be allocated among the accounts of active participants. At March 31, 2008 and 2007, the ESOP assets include $63,750 and $35,513, respectively, of undistributed forfeited accounts.

Allocation to Participant Accounts

As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any contributions or stock to be allocated as of such date, the income of the trust fund during the period and the increase or decrease in the fair market value of the trust fund during the period. The allocation of contributions is based on the fraction, the numerator of which is the participant’s annual earnings for the preceding calendar year and the denominator of which is the aggregate annual earnings for such calendar year of all participants entitled to an allocation.

Dividends

Dividends paid on stock allocated to a participant’s stock account will be allocated to the participant’s nonstock account. The Company’s Benefits Committee may direct that such dividends shall be either (a) paid directly to the participant, former participant, or beneficiary within 90 days after the close of the plan year in which such dividend was paid, or (b) applied as payment on the exempt loans. Dividends paid on unallocated stock held by the trustee and acquired with the proceeds of an exempt loan shall be held by the trustee until the end of the plan year in which it was paid, and then, along with any interest or earnings, be applied as payment on the exempt loans which shall trigger a release of stock from the suspense account. No dividends were paid on the Company’s common stock, including shares held by the Plan, during the years ended March 31, 2008 and 2007.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on the accrual basis of accounting.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Plan Termination

The Company intends to continue the ESOP indefinitely, but reserves the right to terminate the Plan at any time. If the ESOP is terminated, each participant shall be fully and nonforfeitably vested in his interest in the ESOP trust fund.

4. Investments

At March 31, 2008 and 2007, the assets of the ESOP Plan consist of 843,835 shares and 908,429 shares, respectively, of CMCO common stock. At March 31, 2008 and 2007, the fair market value of the ESOP’s money market fund was $49,619 and $51,893, respectively. The ESOP’s investment in CMCO common stock is reported at fair market value as of March 31, 2008 and 2007 based on quoted market prices. The investment in the money market fund is also reported at fair market value as determined by open trading.

The Plan’s investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Loans Payable and Share Release

On October 13, 1998, the ESOP obtained $7,682,281 of new debt from the Company. The loan balance was $3,819,461 and $4,419,461 at March 31, 2008 and 2007, respectively, and is payable in quarterly installments of $150,000 through April 2014, and $69,461 in July 2014, plus interest at the prime rate (5.25% at March 31, 2008).

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

5. Loans Payable and Share Release (continued)

In October 1994 and October 1998, the ESOP purchased 609,144 and 479,900 shares, respectively, of common stock of the Company with the debt proceeds, which were recorded by the trustee in the suspense account. Such stock ceases to be collateral and is released from the suspense account as the loans are repaid. In each year prior to full payment of the loans, the number of shares of stock released will equal the number of shares of stock held as collateral immediately before the release for such plan year multiplied by the release fraction.

The loan is collateralized by an equivalent number of shares of common stock recorded by the trustees in a suspense account.

Maturities of loans payable over the next five years ended March 31 are as follows:

2009	$600,000
2010	600,000
2011	600,000
2012	600,000
2013	600,000

The numerator of the release fraction is the amount of principal and interest payments made toward the loan during the plan year and the denominator is the sum of the numerator plus the principal and interest payments to be made on the loan in the future, using the interest rate applicable at the end of the plan year. Shares of stock released from the suspense account for a plan year shall be held in the trust on an unallocated basis until allocated by the benefits committee as of the last day of that plan year. That allocation shall be consistent with the method for allocating contributions to participants’ accounts, which is based on a fraction of each participant’s annual earnings during the preceding calendar year to the total earnings of those participants during such calendar year. The allocation of shares released resulting from dividends on participants’ allocated shares, however, was based upon the fraction of each participant’s allocated shares to the total number of allocated shares.

As of March 31, 2008 and 2007, 176,646 shares and 213,667 shares, respectively, were held as collateral for the loan; during the years ended March 31, 2008 and 2007, 37,021 shares and 36,154 shares, respectively, were released from the suspense account and allocated to participant accounts.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Columbus McKinnon Corporation
Employee Stock Ownership Plan

EIN #16-0547600 Plan #016

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

March 31, 2008

			Current
Identity of Issue	Description of Investment	Cost	Value

Columbus McKinnon	Employer Common Stock,
Corporation*	843,835 shares	$9,526,896	$26,142,006

Bank of America	Columbia Money Market Fund,
Investment Services*	49,619 shares	49,619	49,619

* Parties in interest

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

   COLUMBUS McKINNON CORPORATION
                           EMPLOYEE STOCK OWNERSHIP PLAN
   RESTATEMENT EFFECTIVE APRIL 1, 1989

Date:  September 24, 2008

By:              /s/ Timothy R. Harvey
Timothy R. Harvey, Trustee

/s/ Karen L. Howard
Karen L. Howard, Trustee

/s/ Richard A. Steinberg
Richard A. Steinberg, Trustee